Exhibit 3.2

The Directors and Majority Shareholders believe it is in the best interest of the Company to amend and restate Section 2.17 of the Company’s Bylaws to provide as follows (the “Bylaws Amendment”):

“Section 2.17  Written Consent to Action by Stockholders. Unless otherwise provided in the articles of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.  In the event the corporation is a reporting company which files periodic and current reports with the Securities and Exchange Commission (the “Commission”), the filing of a Report on Form 8-K with the Commission describing the items approved by the shareholders in the Consent to Action shall constitute “notice” to those shareholders who have not consented to such action in writing.”